VV Markets, LLC – Issuer CIK 0001822911
Exhibit in response to Comment 10, Collected Social Media posts



VinVesto Arbitrage

 VinVesto

Return: +50%

BUY		SELL	
Producer: Domaine Leroy		Value:	$35,159
Quantity: 12 x 750ml		Profit:	$11,789
Price: $23,370		Location: Auction	



This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.

 **Vint** **@InvestVint** · 8/31/20 ...

Across the world, the auction markets have been full of arbitrage opportunities. VinVesto Collections allow you to get into these wines below their market values.

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VinVesto Opportunistic Collection



CHATEAU LATOUR

Vintages:	22	Market Value:	$621,000
Notables:		VV Risk Score:	A+
• Richebourg		1 Year Return*:	45%
• Latour		Strategy:	Arbitrage
• Romanee Conti			

*Return metrics for VinVesto Collections are based on back-tested results.
This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.

 **Vint** @InvestVint · 9/23/20

Sometimes the wine market shows significant price disparities, opening up opportunities to earn strong returns. This opportunistic collection is composed of the...

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Chateau Margaux
Grand Cru Classe

Vintage:	2008	Market Value:	$546
Country:	France	VV Risk Score:	A
Region:	Bordeaux	2009-2011 Return:	210.4%
Color:	Red	Market Spread:	45.8%

This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.

Vint @InvestVint · 8/5/20
Chateau Margaux was one of the original 4 first growths in the Bordeaux Classification of 1855. This wine is one that most would consider a strong cornerstone to a blue-chi...

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VinVesto Burgundy Collection
High Growth



Vintages:	12	Market Value:	$72,000
Notables:		VV Risk Score:	A-
• DRC 2009		2019 Return*:	22.5%
• Leroy 2010		5 Year Return*:	98.5%
• Dujac 2015			

*Return metrics for VinVesto Collections are based on back-tested results.
This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.



Vint @InvestVint · 8/12/20

Our Burgundy high growth collection features some of the best wines ever created in France. The wines in this collection have shown past growth in the double digits, wit...

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VinVesto Arbitrage

Return: +94%

BUY

Producer: Chateau Latour

Quantity: 6L

Price: $2,000

SELL

Value: $3,888

Profit: $1,888

Location: Auction

This is not intended to be investment advice. Seek a duly licensed professional for investment advice. Past performance does not guarantee future performance.



Vint @InvestVint · 8/3/20

Wine valuation gets complex as you increase bottle sizing. This 6L bottle of the First Growth, Chateau Latour, sold at a significant discount to its true market value. Size arbitr...

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Penfolds Grange
Bin 95

Vintage:	2015	Market Value:	$729
Country:	Australia	VV Risk Score:	B
Grape:	Shiraz	2019 Return:	14.6%
Color:	Red	Market Spread:	62.7%

This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.

 **Vint** @InvestVint · 7/29/20  ...
With a history dating back to 1844, Penfolds is the leading winery in Australia. The Grange is the most desirable of their wines. The 2008 Grange is one of the few emerging m...

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Screaming Eagle
Cabernet Sauvignon

Vintage:	1997	Market Value:	$5,595
Country:	USA	VV Risk Score:	A
Region:	California	Max Value:	$15,195
Color:	Red	Total Return:	218.4%

This is not intended to be investment advice. Seek a duly licensed professional for investment advice. Past performance does not guarantee future performance.

Vint @InvestVint · 7/22/20

Screaming Eagle: 10+ year waitlist, veil of secrecy, low production levels, and a strong brand all contribute to great investment returns. Join the waitlist at vinvesto.org to g...

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DRC Romanee Conti
Pinot Noir



Vintage:	2010	**Market Value:**	$19,866
Country:	France	**VV Risk Score:**	B
Region:	Burgundy	**Annual Return:**	70.4%
Color:	Red	**Total Return:**	562.9%

This is not intended to be investment advice. Seek a duly licensed professional for investment advice. Past performance does not guarantee future performance.



Vint @InvestVint · 7/15/20   •••

DRC consistently produces some of the worlds' greatest wines. Their Pinot Noir is consistently at the top of the best Pinot Noir list. Their investment returns are even more...

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VinVesto Arbitrage



Return: +101%

BUY

Producer: Domaine Leroy

Wine: Richebourg

Price: $44,280

SELL

Value: $88,825

Profit: $44,545

Location: Auction

This is not intended to be investment advice. Seek a duly licensed professional for investment advice.
Past performance does not guarantee future performance.



Vint @InvestVint · 7/27/20   •••

A couple of months ago you could have bought a collection of 11 wines for $44,000 at auction. The market value of this collection is over $88,000. This past opportunity coul...

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